UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

HARMONY’S EVANDER AND RANDFONTEIN OPERATIONS GRANTED

FIRST ‘NEW’ ORDER’ MINING RIGHTS

Johannesburg, Monday 25 October 2004 - Harmony Gold Mining Company Limited (NYSE: HMY JSE: HAR) today announced that it received the first approvals for the conversion from ‘old order’ to ‘new order’ mining rights for its Evander and Randfontein Operations.

The Evander application was lodged with the Mpumalanga Department of Minerals and Energy on 21 May 2004 and covers all the Evander operating shafts as well as the Poplar and Rolspruit Projects. The Evander mining license was the first conversion application in the region and the first license in the gold mining industry to be granted in South Africa. The second application was for Randfontein (including the Doornkop Joint Venture and Elandskraal) and was the first application approved by the Gauteng Department of Minerals and Energy.

“It has been a long and rigorous process leading to the granting of Harmony’s first licences. It has required a lot of hard work and months of consulting with the Department of Minerals and Energy and other stakeholders at a regional and national level. The process also required a high level of detail and accuracy the social aspects of which are to be taken very seriously but we are extremely pleased with the outcome,” commented Bernard Swanepoel, Chief Executive.

“Harmony has been working on its programme of licensing for the past 18 months. This process involved the compilation of a mineral assets register and the identification of all its economical mineral and mining rights. The company first secured all ‘old order’ mining rights and validated existing mining authorizations during 2003. Our strategy has been one of securing all strategic mining rights on a region-by region basis,” said Bernard.

The mining license conversion process was facilitated by Khusela Women Investment. Khusela is a BEE company, the members of which were all formerly employed by Harmony.

“The granting of the licences will go a long way in dealing with unfounded concerns of local and international investors on the security of mining rights held by our company. South Africa, still the largest gold producer in the world, provides excellent investment opportunities and we are happy to operate mines in the country to the benefit of all our stakeholders,” concluded Bernard.

More information on mineral rights ownership

On 1 May 2004, the South African Parliament promulgated the Mineral and Petroleum Resources Development Act. Under the Act, tenure licenses over established operations will be secure for 30 years (and renewable for 30 years thereafter), provided that mining companies obtain new licenses over existing operations within five years of date of enactment of the Act and fulfill requirements specified in the Broad-Based Socio-Economic Empowerment Charter for the South African mining industry, or the Mining Charter.

ENDS

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realized by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Issued by Harmony Gold Mining Company Limited

25 October 2004

For more details contact:

Bernard Swanepoel	or	Ferdi Dippenaar

Chief Executive		Marketing Director

on +27(0)83 303 9922		on +27(0)82 807 3684

Khusela

Khosi Ndlovu

on +27(0)381 9468

Investor Relations Officer

Corné Bobbert

Tel +27 11 684 0146

Mobile +27(0)83 380 6614

cbobbert@harmony.co.za

www.harmony.co.za

JSE:	HAR

NYSE:	HMY

ISIN No.:	ZAE000015228

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer